
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

December 20, 2016

<u>Via E-mail</u>
Vaseem Mahboob
Chief Financial Officer
Endologix, Inc.
2 Musick
Irvine, California 92618

> **Re: Endologix, Inc.
> Form 10-K for the fiscal year ended December 31, 2015
> Filed February 29, 2016
> Form 8-K Filed November 1, 2016
> File No. 000-28440**

Dear Mr. Mahboob:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K Filed November 1, 2016</u>

<u>Exhibit 99.1</u>

1.   We note that your press release includes presentation of amounts and other disclosures described as pro forma for the three and nine months ended September 30, 2015. You also disclose that the pro forma information is derived from combining the stand-alone results of Endologix and TriVascula for those periods. Tell us why it is appropriate to present this pro forma information, including how the disclosures are appropriate under Article 11 of Regulation S-X. If the disclosures described as pro forma are not prepared and presented in accordance Article 11 of Regulation S-X, tell us why these disclosures are not non-GAAP measures under Item 10(e) of Regulation S-K.

2.   We reference your presentation of pro forma adjusted EBITDA for the three and nine-
        months ended September 30, 2015. Please revise future filings to provide the disclosures
        and reconciliation required by Item 10(e) of Regulation S-K. Please also refer to
        Question 101.02 of the updated Compliance and Disclosure Interpretations issued on
        May 17, 2016.

3.   Under Financial Guidance, we see that you disclose a projected range of net loss per
        share labeled as being GAAP. However, you also disclose that your financial
        guidance excludes purchase price accounting impacts related to the Trivascular
        merger. Tell us why it is appropriate to characterize your financial guidance as being
        GAAP absent inclusion of the purchase price accounting impact of the merger.
        Alternatively, in future earnings releases identify your guidance as non-GAAP, as
        appropriate, and provide a quantitative reconciliation or disclose why a quantitative
        reconciliation cannot be provided without unreasonable efforts. Refer to the updated
        Compliance and Disclosure Interpretations issued on May 17, 2016 and Item 10(e)(1)
        (i)(B) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant,
at (202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

                                        Sincerely,

                                        /s/Gary Todd for

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery